SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
 ______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
 Securities Exchange Act of 1934

For the month of June 2017

Commission File Number: 001-36073

                  Enzymotec Ltd.
 (Translation of registrant’s name into English)

Sagi 2000 Industrial Area
 P.O. Box 6
 Migdal Ha’Emeq 2310001, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

CONTENTS

On June 28, 2017, Enzymotec Ltd. (the “Company”) announced the resignation of its current Chief Financial Officer, Oren Bryan. A copy of the announcement is annexed as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

The contents of this Form 6-K (including Exhibit 99.1 hereto, but excluding any quotes of the Company’s executives included therein) are incorporated by reference into the Company’s registration statements on Form S-8, SEC file numbers 333-193118, 333-202839 and 333-216734, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENZYMOTEC LTD.

Dated: June 28, 2017	By:	/s/ Erez Israeli
	Name:	Erez Israeli
	Title:	President and Chief Executive Officer